UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 6)*

Deluxe Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

248019-10-1

(CUSIP Number)

June 23, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:	☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

13G
CUSIP No. 248019-10-1			Page 2 of 10

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,479,478

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,479,478

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,278,465

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 248019101			Page 3 of 10

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 46,617

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 46,617

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,278,465

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 248019101			Page 4 of 10

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 572,248

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 572,248

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,278,465

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person: OO

13G
CUSIP No. 248019101			Page 5 of 10

1.	Name of Reporting Person: ESL Limited, a Bermuda corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 180,122

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 180,122

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,278,465

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person: CO

13G
CUSIP No. 248019101			Page 6 of 10

1.	Name of Reporting Person: KP I Partners, L.P., a Delaware partnership		I.R.S. Identification Nos. of above persons (entities only): 86-1069224

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

CUSIP No. — 248019101	Page 7 of 10

Item 1(a)	Name of Issuer:

Deluxe Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3680 Victoria Street North Shoreview, Minnesota 55126-2966

Item 2(a)	Names of Persons Filing:

ESL Partners, L.P. ESL Institutional Partners, L.P. ESL Investors, L.L.C. ESL Limited KP I Partners, L.P.

Item 2(b)	Addresses of Principal Business Offices:

ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C. and KP I Partners, L.P.: 200 Greenwich Avenue Greenwich, CT 06830

ESL Limited 129 Front Street P.O. Box HM 1916 Hamilton HM HX, Bermuda

Item 2(c)	Citizenship:

ESL Partners, L.P. – Delaware ESL Institutional Partners, L.P. – Delaware ESL Investors, L.L.C. – Delaware ESL Limited – Bermuda KP I Partners, L.P. – Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e)	CUSIP Number:

248019-10-1

CUSIP No. — 248019101	Page 8 of 10

Item 3	Status of Persons Filing:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	Amount Beneficially Owned: 2,278,465 shares of Common Stock, par value $1.00 per share.

This statement is filed on behalf of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Limited, a Bermuda corporation (“Limited”), and KP I Partners, L.P., a Delaware limited partnership (“KPI”). The general partner of ESL is RBS Partners, L.P. (“RBS”). RBS is the manager of Investors. The general partner of RBS is ESL Investments, Inc., a Delaware corporation. ESL Investment Management, a Delaware limited liability company, is the investment manager of Limited and the general partner of KPI. RBS Investment Management, LLC, a Delaware limited liability company, is the general partner of Institutional. In the aforementioned capacities, ESL, Institutional, Investors, Limited and KPI each may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.

As of June 28, 2004, (i) ESL was the record owner of 1,479,478 shares of Common Stock, (ii) Institutional was the record owner of 46,617 shares of Common Stock, (iii) Investors was the record owner of 572,248 shares of Common Stock, (iv) Limited was the record owner of 180,122 shares of Common Stock and (v) KPI was the record owner of 0 shares of Common Stock.

(b)	Percent of Class: 4.6%.

CUSIP No. — 248019101	Page 9 of 10

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote: 0.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of: 0.

Item 5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 4(a).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. — 248019101	Page 10 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2004

ESL PARTNERS, L.P.
By:	RBS Partners, L.P., its general partner
By:	ESL Investments, Inc., its general partner

By:	/s/ William C. Crowley
William C. Crowley
President and Chief Operating Officer

ESL INSTITUTIONAL PARTNERS, L.P.
By:	RBS Investment Management, LLC, its general partner

By:	/s/ William C. Crowley
William C. Crowley
Member

ESL INVESTORS, L.L.C.
By:	RBS Partners, L.P., its manager
By:	ESL Investments, Inc., its general partner

By:	/s/ William C. Crowley
William C. Crowley
President and Chief Operating Officer

ESL LIMITED
By:	ESL Investment Management, LLC, its investment manager

By:	/s/ William C. Crowley
William C. Crowley
Member

KP I PARTNERS, L.P.
By:	ESL Investment Management, LLC, its general partner

By:	/s/ William C. Crowley
William C. Crowley
Member

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 30, 2003, entered into by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Limited and KP I Partners, L.P. (incorporated by reference herein from Amendment No. 5 to Schedule 13G filed on July 3, 2003).